08061393

SEC Mail
Mail Processing
Section

OCT 10 2008

Washington, DC
100

Kentucky First Federal Bancorp

**Parent company of
First Federal Savings and Loan Association of Hazard
and
First Federal Savings Bank of Frankfort**

2008
Annual Report

PROCESSED
OCT 15 2008
THOMSON REUTERS

KENTUCKY FIRST FEDERAL BANCORP

Kentucky First Federal Bancorp ("Kentucky First" or the "Company") was formed under federal law in March 2005 and is the holding company for First Federal Savings and Loan Association of Hazard, Hazard, Kentucky ("First Federal of Hazard") and First Federal Savings Bank of Frankfort, Frankfort, Kentucky ("First Federal of Frankfort") (collectively, the "Banks"). Kentucky First's operations consist primarily of operating the Banks as two independent, community-oriented savings institutions.

On March 2, 2005, First Federal of Hazard completed its reorganizaton into the mutual holding company form of ownership with the incorporation of the Company as the parent of First Federal of Hazard. Coincident with the Reorganization, First Federal of Hazard converted to the stock form of ownership and issued all of its common stock to the Company. In addition, on March 2, 2005, the Company issued 4,727,938 common shares, or 55% of its common shares, to First Federal Mutual Holding Company ("First Federal MHC"), a federally chartered mutual holding company, and issued 2,127,572 common shares, or 24.8% of its shares at $10.00 per share to the public and a newly formed Employee Stock Ownership Plan ("ESOP"). The Company received net cash proceeds of $ 2.7 million from the public sale of its common shares. The Company's remaining 1,740,554 common shares were issued as part of the $31.4 million cash and stock consideration paid for 100% of the common shares of Frankfort First Bancorp ("Frankfort First") and its wholly owned subsidiary, First Federal of Frankfort.

First Federal of Hazard is a federally chartered savings and loan association offering traditional financial services to consumers in Perry and surrounding counties in eastern Kentucky. First Federal of Hazard engages primarily in the business of attracting deposits from the general public and using such funds to originate, when available, loans secured by first mortgages on owner-occupied, residential real estate and, occasionally, other loans secured by real estate. To the extent there is insufficient loan demand in its market area, and where appropriate under its investment policies, First Federal of Hazard has historically invested in mortgage-backed and investment securities, although since the reorganization, First Federal of Hazard has been purchasing whole loans and participations in loans originated at First Federal of Frankfort.

First Federal of Frankfort is a federally chartered savings bank which is primarily engaged in the business of attracting deposits from the general public and the origination primarily of adjustable-rate loans secured by first mortgages on owner-occupied and non-owner-occupied one-to four-family residences in Franklin, Anderson, Scott, Shelby, Woodford and other counties in Kentucky. First Federal of Frankfort also originates, to a lesser extent, home equity loans and loans secured by churches, multi-family properties, professional office buildings and other types of property.

MARKET INFORMATION

The Company's common stock began trading under the symbol "KFFB" on the Nasdaq National Market on March 3, 2005. There are currently 7,711,750 shares of common stock outstanding and approximately 713 holders of record of the common stock. Following are the high and low closing prices, by fiscal quarter, as reported on the Nasdaq National Market during the periods indicated, as well as dividends declared on the common stock during each quarter.

	High	Low	Dividends Per Share
Fiscal 2008			
First quarter	$10.59	$ 9.50	$0.10
Second quarter	10.18	9.80	0.10
Third quarter	10.23	9.75	0.10
Fourth quarter	10.24	9.35	0.10

	High	Low	Dividends Per Share
Fiscal 2007			
First quarter	$10.84	$ 9.76	$0.10
Second quarter	10.50	10.05	0.10
Third quarter	10.47	9.86	0.10
Fourth quarter	10.30	9.60	0.10

Comparative Stock Performance Graph

The Common Stock commenced trading on the Nasdaq National Market on March 3, 2005. The graph and table which follow show the cumulative total return on the Common Stock for the period from March 3, 2005 through the fiscal year ended June 30, 2008 with (1) the total cumulative return of all companies whose equity securities are traded on the Nasdaq Stock Market, and (2) the total cumulative return of savings institutions and savings institution holding companies as indicated by America's Community Bankers Index traded on the Nasdaq Stock Market. The comparison assumes $100 was invested on March 3, 2005 in the Common Stock and in each of the foregoing indices and assumes reinvestment of dividends. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the Common Stock or of any particular index.

CUMULATIVE TOTAL STOCKHOLDER RETURN COMPARED WITH PERFORMANCE OF SELECTED INDEXES

March 3, 2005 to June 30, 2008

COMPARISON OF 40 MONTH CUMULATIVE TOTAL RETURN*

Among Kentucky First Federal Bancorp, The NASDAQ Composite Index
And America's Community Bankers Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
Kentucky First Federal Bancorp
NASDAQ Composite
America's Community Bankers

*$100 invested on 3/3/05 in stock & ACBQ or on 2/28/05 in Nasdaq - including reinvestment of dividends.
Fiscal year ending June 30.

COMPARISON OF CUMULATIVE TOTAL RETURN* AMONG KENTUCKY FIRST FEDERAL BANCORP, THE NASDAQ STOCK MARKET (U.S.) INDEX AND AMERICA'S COMMUNITY BANKERS INDEX

	3/3/05	6/30/05	6/30/06	6/30/07	6/30/08
KENTUCKY FIRST FEDERAL BANCORP	100.00	102.84	102.04	102.46	98.25
NASDAQ STOCK MARKET (COMPOSITE)	100.00	99.55	107.22	129.54	115.16
AMERICA'S COMMUNITY BANKERS	100.00	101.18	108.54	102.45	69.62

(1) TABLE OF CONTENTS

Kentucky First Federal Bancorp

Dear Shareholder:

We are pleased to present the 2008 Annual Report for Kentucky First Federal Bancorp. We encourage you to read both the Annual Report and Proxy Statement. We strongly encourage you to vote and, if possible, to attend our annual meeting on November 11.

The Boards, Officers, and Employees of the Company and its subsidiary banks continue to be very pleased with our arrangement under Kentucky First Federal. We believe that we have continued to demonstrate to our communities that our primary focus continues to be meeting the financial needs of our hometowns.

The financial industry remains in a state of turmoil. Asset quality concerns have impacted the earnings of many banks both large and small. Stock prices in the industry generally reflect these tumultuous times. Most financial stocks have seen severe reductions in their prices. While we are certainly concerned about the lack of appreciation in the price of Kentucky First Federal Bancorp stock, we are pleased to have avoided the precipitous declines that so many of our fellow banks have suffered in recent months. We believe this is the result of our high capital levels at both banks and the overall strong asset quality.

We are also pleased to report a moderate increase in our net income at a time when many of our peers are reporting lower and in many cases negative earnings.

There are still many dangers in the real estate market as our communities struggle with record levels of foreclosures and the diminished availability of certain types of loans, but management remains optimistic that Kentucky First Federal's high asset quality will persist. We remain pleased that the Bauer Financial Rating Service continues to award both First Federal of Hazard and First Federal of Frankfort their highest ranking of five stars.

We had surmised that the problems in the mortgage industry would solidify the positions of our banks in their markets as market leaders in lending. We believe this has occurred, thus allowing the Company to increase our loans receivable by nearly $16 million or 9.5% during the year. Community banks that possess ample capital and have demonstrated an ability to make sound loans, such as First Federal of Hazard and First Federal of Frankfort, will be vitally important to the recovery of our nation's real estate market and our overall economy.

As always, we encourage you, our shareholders to visit our banks for your banking needs, and we are always glad to talk to you any time you have a question or concern.

Sincerely,

Tony Whitaker
Chairman and C.E.O.

Don D. Jennings
President and C.O.O.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Financial Condition Data (1)

	At June 30,				
	2008	2007	2006	2005	2004
	(In thousands)				
Total assets	$ 247,655	$268,916	$261,941	$ 273,915	$ 139,823
Cash and cash equivalents	15,966	2,720	2,294	8,358	16,862
Interest-bearing deposits	100	100	100	100	--
Investment securities held to maturity	16,959	59,606	64,029	72,189	73,823
Investment securities available for sale	5,480	13,298	13,290	14,547	12,391
Loans receivable, net	182,051	166,156	155,386	151,712	33,568
Deposits	137,634	139,893	141,238	155,044	98,751
Federal Home Loan Bank advances	47,801	65,132	54,849	50,985	9,000
Shareholders' equity (2)	59,793	61,445	63,881	65,939	31,043
Allowance for loan losses	666	720	724	708	665
Nonperforming loans	1,277	968	1,427	1,747	1,154

Selected Operating Data (1)

	Year Ended June 30,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Total interest income	$ 13,087	$ 12,948	$ 12,709	$ 8,153	$ 5,601
Total interest expense	7,565	7,456	6,096	3,353	2,220
Net interest income	5,522	5,492	6,613	4,800	3,381
Provision for losses on loans	12	--	32	53	10
Net interest income after provision for losses on loans	5,510	5,492	6,581	4,747	3,371
Total other income (loss)	182	174	216	263	(35)
Total general, administrative and other expenses	4,321	4,364	4,486	2,509	2,183
Income before federal income taxes	1,371	1,302	2,311	2,501	1,153
Federal income taxes	439	417	723	872	392
Net income	$ 932	$ 885	$ 1,588	$ 1,629	$ 761
Net earnings per share – basic	$ 0.12	$ 0.11	$ 0.19	$ N/A	$ N/A
Net earnings per share – diluted	$ 0.12	$ 0.11	$ 0.19	$ N/A	$ N/A
Cash dividends declared per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.10	$ N/A

(1) The incorporation of the Company, the issuance of its stock and the acquisition of Frankfort First were completed on March 2, 2005. Information as of dates and for periods prior to March 2, 2005 are for First Federal of Hazard in mutual form. In accordance with the purchase method of accounting, the Company's results of operations for the year ended June 30, 2005 only reflect Frankfort First's operating results for the four-month period ended June 30, 2005.

(2) Consists of only retained earnings at June 30, 2004.

Selected Financial Ratios and Other Data (1)

	Year Ended June 30,				
	2008	2007	2006	2005	2004
Performance Ratios:					
Return on average assets (net income divided by average total assets)	0.35%	0.33%	0.59%	0.38%	0.56%
Return on average equity (net income divided by average equity)	1.54	1.41	2.68	4.46	2.44
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	1.65	1.61	2.15	2.30	2.04
Net interest margin (net interest income divided by average interest-earning assets)	2.29	2.26	2.63	2.69	2.54
Ratio of average interest-earning assets to average interest-bearing liabilities	120.28	121.16	118.77	120.74	129.55
Ratio of total general administrative and other expenses to average total assets	1.64	1.64	1.62	1.35	1.62
Efficiency ratio (2)	75.75	77.02	65.02	49.56	65.24
Dividend payout ratio (3)	126.82	153.11	97.36	N/A	N/A
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans at end of period (4)	0.70	0.58	0.92	1.15	3.44
Nonperforming assets as a percent of total assets at end of period	0.52	0.36	0.54	0.66	0.83
Allowance for loan losses as a percent of total loans at end of period	0.36	0.43	0.46	0.47	1.98
Allowance for loan losses as a percent of nonperforming loans at end of period	52.15	74.38	50.74	40.53	57.63
Provision for loan losses to total loans	0.01	--	0.02	0.03	0.03
Net charge-offs to average loans outstanding	0.04	--	0.01	0.20	0.17
Capital Ratios:					
Average equity to average assets	22.94	23.64	21.95	19.68	23.14
Shareholders' equity or capital to total assets at end of period	24.14	22.85	24.39	24.07	22.20
Regulatory Capital Ratios:					
Tangible capital	16.33	16.61	17.42	7.18	22.42
Core capital	16.33	16.61	17.42	7.18	22.42
Risk-based capital	34.03	38.61	41.92	43.83	82.40
Number of banking offices	4	4	4	4	1

(1) The incorporation of the Company, the issuance of its stock and the acquisition of Frankfort First were completed on March 2, 2005. Information as of dates and for periods prior to March 2, 2005 are for First Federal of Hazard in mutual form. In accordance with the purchase method of accounting, the Company's results of operations for the year ended June 30, 2005 only reflect Frankfort First's operating results for the four-month period ended June 30, 2005.

(2) Efficiency ratio represents the ratio of general, administrative and other expenses divided by the sum of net interest income and total other income.

(3) Represents dividends paid to minority shareholders only as a percent of net earnings. Does not include dividends waived by First Federal MHC.

(4) Nonperforming loans consist of nonaccrual loans and accruing loans greater than 90 days delinquent, while nonperforming assets consist of nonperforming loans and real estate acquired through foreclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this Annual Report to "we," "us," and "our" refer to Kentucky First Federal Bancorp and where appropriate, collectively to Kentucky First Federal Bancorp, First Federal of Hazard and First Federal of Frankfort.

Forward-Looking Statements

Certain statements contained in this Annual Report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, prices for real estate in the Company's market areas, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Company was incorporated as a mid-tier holding company under the laws of the United States on March 2, 2005 upon the completion of the reorganization of First Federal of Hazard into a federal mutual holding company form of organization (the "Reorganization"). On that date, Kentucky First completed its minority stock offering and issued a total of 8,596,064 shares of common stock, of which 4,727,938 shares, or 55%, were issued to First Federal MHC, a federally chartered mutual holding company formed in connection with the Reorganization, in exchange for the transfer of all of First Federal of Hazard's capital stock, and 2,127,572 shares were sold at a cash price of $10.00 per share.

Also on March 2, 2005, Kentucky First completed its acquisition of Frankfort First and its wholly owned subsidiary, First Federal of Frankfort (the "Merger"). Under the terms of the agreement of merger, shareholders of Frankfort First Bancorp received approximately 1,740,554 shares of Kentucky First's common stock and approximately $13.7 million in cash. Following the Reorganization and Merger, the Company retained and holds all the capital stock of Frankfort First which holds all of the capital stock of First Federal of Frankfort. The Company also holds all the capital stock of First Federal of Hazard. First Federal of Hazard and First Federal of Frankfort are operated as two independent savings institutions with separate charters. Each bank retains its own management and boards of directors. The members of management of Kentucky First also serve in a management capacity at one of the two subsidiary Banks, and the directors of Kentucky First also serve on the board of one of the two subsidiary Banks.

Our results of operations are dependent primarily on net interest income, which is the difference between the income earned on our loans and securities and our cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the provision for losses on loans and service charges and fees collected on our deposit accounts. Our general, administrative and other expense primarily consists of employee compensation and benefits expense, occupancy and equipment expense, data processing expense, other operating expenses and state franchise and federal income taxes. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Income. We have two primary sources of pre-tax income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a much lesser extent, we also recognize pre-tax income from fee and service charges, which is the compensation we receive from providing financial products and services, and sales of investment securities.

Expenses. The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, data processing fees, taxes and other expenses.

Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

Office occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of taxes, depreciation charges, maintenance and costs of utilities.

Data processing fees primarily includes fees paid to our third-party data processing providers.

Taxes consist of the current and deferred portion of federal income taxes as well as franchise taxes paid to the Commonwealth of Kentucky by the subsidiary Banks.

Other expenses include expenses for attorneys, accountants and consultants, advertising, telephone, employee training and education, charitable contributions, insurance, office supplies, postage and other miscellaneous operating activities.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. In determining the allowance for loan losses, management makes significant estimates and we consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the estimated amount considered necessary to cover probable incurred credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans which is charged against income.

The management and the Boards of the Company and of First Federal of Hazard and First Federal of Frankfort review the allowance for loan losses on a periodic basis. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews, volume and mix of the loan portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to change. Management considers the economic climate in the Banks' respective lending areas to be among the factors most likely to have an impact on the level of the required allowance for loan losses. However, in view of the fact that the local economies are diverse, without significant dependence on a single industry or employer, the economic climate is considered to be stable at June 30, 2008.

Nevertheless, management continues to monitor and evaluate factors which could have an impact on the required level of the allowance. Management watches for national issues that may negatively affect a significant percentage of homeowners in the Banks' lending areas. These may include significant increases in unemployment or significant depreciation in home prices. Management reviews employment statistics periodically when determining the allowance for loan losses and generally finds the unemployment rates in both lending areas to be acceptable in relation to historical trends. Given the aforementioned indicators of economic stability at June 30, 2008, management does not foresee in the near term, any significant increases in the required allowance for loan losses related to economic factors. Finally, management has no current plans to alter the type of lending or collateral currently offered, but if such plans change or market conditions result in large concentrations of certain types of loans, such as commercial real estate or high loan-to-value ratio residential loans, management would respond with an increase in the overall allowance for loan losses.

The analysis has two components, specific and general allocations. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general reserve. Actual loan losses may be significantly more than the allowances we have established and, if so, this could have a material negative effect on our financial results.

Our Operating Strategy

Our mission is to operate and grow profitable, community-oriented financial institutions serving primarily retail customers in our market areas. We plan to pursue a strategy of:

- operating two community-oriented savings institutions, First Federal of Hazard, which serves customers in Perry and surrounding counties in eastern Kentucky, and First Federal of Frankfort, which serves customers primarily in Franklin County and surrounding counties in central Kentucky. Each Bank emphasizes traditional thrift activities of accepting deposits and originating residential mortgage loans for portfolio;

- increasing the yield on First Federal of Hazard's assets by decreasing its reliance on low yielding government securities and reinvesting these assets into whole loans originated by First Federal of Frankfort, with First Federal of Frankfort retaining servicing on any loans sold. The Banks have begun such sales and through June 30, 2008, First Federal of Hazard had purchased approximately $44.1 million in loans from First Federal of Frankfort;

- pursuing larger borrowing relationships than would otherwise be available to our separate banks (because of federal restrictions on loans to one borrower) by utilizing the ability to sell loans and participations between the banks;

- continuing our historic heavy reliance on our deposit base to fund our lending and investment activities and to supplement deposits with Federal Home Loan Bank of Cincinnati ("FHLB") advances when advantageous or necessary. We expect our projected deposit mix to generally retain its existing composition of passbook, transaction and certificate of deposit accounts;

- gradually pursuing opportunities to increase and diversify lending in our market areas;

- applying conservative underwriting practices to maintain the high quality of our loan portfolios;

- managing our net interest margin and interest rate risk; and

- entertaining possibilities of expansion into other markets through branching or acquisition, if such possibilities are beneficial to the Company's shareholders, provide a good fit within the Company's mutual holding company framework and can be accomplished without undue encumbrance of the Company's other operational areas.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread and by maintaining a high level of liquidity. Still, when market rates increase rapidly, increases in the cost of deposits and borrowings outpace the increases in the return on assets. The Company's assets are primarily comprised of adjustable rate mortgages (all of which have some contractual limits in their ability to react to market changes) and short-term securities. Those assets will, over time, re-price to counteract the increased costs of deposits and borrowings.

Asset/Liability Management. Management and the boards of the subsidiary Banks are responsible for the asset/liability management issues that affect the individual Banks. Either bank may work with its sister bank to mitigate potential asset/liability risks to the Banks and to the Company as a whole. Interest rate risk is monitored using the Office of Thrift Supervision Net Portfolio Value ("NPV"). NPV represents the fair value of portfolio equity and is equal to the fair value of assets minus the fair value of liabilities, with adjustments made for off-balance sheet items. Management monitors and considers methods of managing the rate sensitivity and repricing characteristics of balance sheet components in an effort to maintain acceptable levels of change in NPV in the event of changes in prevailing market interest rates. Interest rate sensitivity analysis is used to measure our interest rate risk by computing estimated changes in NPV that are a result of changes in the net present value of its cash flows from assets, liabilities, and off-balance sheet items. These changes in cash flow are estimated based on hypothetical instantaneous and permanent increases and decreases in market interest rates.

As part of our interest rate risk policy, the Boards of Directors of the subsidiary Banks establish maximum decreases in NPV given these assumed instantaneous changes in interest rates. Our exposure to interest rate risk is reviewed on a quarterly basis by the Boards of Directors. If estimated changes to NPV would cause either bank to fall below the "well-capitalized" level, the Board will direct management to adjust its asset and liability mix to bring interest rate risk to a level which reflects the Board's goals.

The following table sets forth the interest rate sensitivity of our NPV as of June 30, 2008 in the event of instantaneous and permanent increases and decreases in market interest rates, respectively. Due to the abnormally low prevailing interest rate environment at June 30, 2008 and 2007, NPV estimates are not made for decreases in interest rates greater than 100 basis points and 200 basis points, respectively. All market risk-sensitive instruments presented in this table at June 30, 2008, are held to maturity or available-for-sale. We have no trading securities.

	June 30, 2008					
		Net Portfolio Value (1)			NPV as % of Portfolio Value of Assets (2)	
	Change in Rates	Amount	$ Change	% Change	NPV Ratio (3)	Basis Point Changes
			(Dollars in thousands)			
First Federal of Hazard	+300 bp	$18,491	-3,515	-16%	17.11%	-220bp
	+200 bp	19,901	-2,105	-10%	18.06%	-125bp
	+100 bp	21,137	-869	-4%	18.83%	-48bp
	0 bp	22,006			19.31%	
	-100 bp	22,390	384	2%	19.41%	10bp
First Federal of Frankfort.....	+300 bp	$15,233	-2,626	-15%	12.49%	-159bp
	+200 bp	16,388	-1,471	-8%	13.24%	-84bp
	+100 bp	17,299	-560	-3%	13.79%	-29bp
	0 bp	17,859			14.08%	
	-100 bp	18,119	260	1%	14.15%	7bp
Consolidated	+300 bp	$33,724	-6,141	-15%	14.66%	-189bp
	+200 bp	36,289	-3,576	-9%	15.51%	-104bp
	+100 bp	38,436	-1,429	-4%	16.17%	-38bp
	0 bp	39,865			16.55%	
	-100 bp	40,509	644	2%	16.64%	9bp

The following table sets forth the interest rate sensitivity of our NPV as of June 30, 2007 in the event of instantaneous and permanent increases and decreases in market interest rates, respectively. All market risk-sensitive instruments presented in this table at June 30, 2007, are held to maturity or available-for-sale. We have no trading securities.

	June 30, 2007					
		Net Portfolio Value (1)			NPV as % of Portfolio Value of Assets (2)	
	Change in Rates	Amount	$ Change	% Change	NPV Ratio (3)	Basis Point Changes
			(Dollars in thousands)			
First Federal of Hazard	+300 bp	$18,824	-6,556	-26%	16.18%	-414bp
	+200 bp	21,006	-4,374	-17%	17.63%	-269bp
	+100 bp	23,217	-2,163	-9%	19.03%	-130bp
	0 bp	25,380			20.32%	
	-100 bp	27,131	1,751	7%	21.30%	98bp
	-200 bp	28,522	3,142	12%	22.03%	170bp
First Federal of Frankfort.....	+300 bp	$11,033	-6,316	-36%	9.71%	-431bp
	+200 bp	13,671	-3,678	-21%	11.08%	-240bp
	+100 bp	15,902	-1,447	-8%	12.60%	-89bp
	0 bp	17,349			13.48%	
	-100 bp	18,203	854	5%	13.92%	44bp
	-200 bp	18,617	1,268	7%	14.06%	58bp
Consolidated	+300 bp	$29,857	-12,872	-30%	12.62%	-423bp
	+200 bp	34,677	-8,052	-19%	14.30%	-255bp
	+100 bp	39,119	-3,610	-8%	15.76%	-110bp
	0 bp	42,729			16.85%	
	-100 bp	45,334	2,605	6%	17.57%	71bp
	-200 bp	47,139	4,410	10%	18.00%	115bp

(1) Net portfolio value represents the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities.
(2) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(3) NPV Ratio represents the net portfolio value divided by the present value of assets.

The preceding tables indicate that at June 30, 2008 and 2007, in the event of a sudden and sustained increase in prevailing market interest rates, our NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing interest rates, our NPV would be expected to increase. The projected decreases in NPV in the event of sudden and sustained increases in prevailing interest rates are within the parameters established by each subsidiary Bank's Board of Directors. At all levels represented in the table, the Banks' NPVs after the rate increase or decrease would be above the "well-capitalized" level based on the current level of assets.

NPV is calculated by the Office of Thrift Supervision using information provided by the Company. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest. Computations or prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs. These computations should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Banks may undertake in response to changes in interest rates. Certain shortcomings are inherent in this method of computing NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

Statement of Financial Condition

General. At June 30, 2008, total assets were $247.7 million, a decrease of $21.3 million, or 7.9%, from the $268.9 million total at June 30, 2007. The decrease in total assets was comprised primarily of a decrease in investment securities and was offset by an increase in loans receivable. At June 30, 2008, total liabilities were $187.9 million, a decrease of $19.6 million, or 9.4% from the $207.5 million total at June 30, 2007. The decrease in total liabilities was comprised primarily of a decrease in FHLB Advances and to a lesser extent by a decrease in deposits.

Loans. Our primary lending activity is the origination of loans for the purchase, refinance or construction of one- to four-family residential real estate located in our market areas. As opportunities arise, we also originate church loans, commercial real estate loans, and multi-family and nonresidential real estate loans. At June 30, 2008, one- to four- family residential real estate loans totaled $158.0 million, or 86.1% of total loans, compared to $146.6 million, or 86.7% of total loans, at June 30, 2007. Construction real estate loans totaled $3.5 million, or 1.9% of total loans, at June 30, 2008, compared to $6.7 million, or 3.9% of total loans at June 30, 2007. At June 30, 2008, multi-family real estate loans totaled $2.7 million or 1.5% of total loans, compared to $1.5 million or 0.9% of total loans at June 30, 2007, and nonresidential real estate and other loans totaled $11.3 million, or 6.2% of total loans at June 30, 2008, compared to $6.9 million, or 4.1% of total loans, at June 30, 2007. We also originate home equity lines of credit and loans secured by deposit accounts, which totaled $7.9 million, or 4.3% of total loans at June 30, 2008, compared to home equity lines of credit and loans secured by deposit accounts of $7.5 million or 4.4% of total loans at June 30, 2007.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$158,007	86.1%	$146,602	86.7%	$139,356	88.5%	$134,117	87.3%	$ 29,760	86.4%
Construction	3,528	1.9%	6,671	3.9%	2,703	1.7%	1,925	1.3%	130	0.4%
Multi-family	2,684	1.5%	1,497	0.9%	296	0.2%	321	0.2%	280	0.8%
Nonresidential and other	11,318	6.2%	6,898	4.1%	6,412	4.1%	7,202	4.7%	757	2.2%
Consumer:										
Consumer and other	4,503	2.5%	4,290	2.5%	5,211	3.3%	6,024	3.9%	0	0.0%
Loans on deposits	3,384	1.8%	3,204	1.9%	3,432	2.2%	4,027	2.6%	3,523	10.2%
Total loans	183,424	100%	169,162	100%	157,410	100%	153,616	100%	34,450	100%
Allowance for loan losses	(666)		(720)		(724)		(708)		(665)	
Undisbursed construction loans	(696)		(2,176)		(1,169)		(1,016)		(36)	
Deferred loan origination fees	(11)		(110)		(131)		(180)		(181)	
Loans receivable, net	$182,051		$166,156		$155,386		$151,712		$ 33,568	

The following table sets forth certain information at June 30, 2008 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	Real Estate Loans	Consumer Loans	Total Loans
		(In thousands)	
One year or less	$ 36,187	$ 7,887	$ 44,074
More than one year to five years	102,691	--	102,691
More than five years	36,659	--	36,659
Total	$175,537	$ 7,887	$183,424

As of June 30, 2008, there were $57.7 million fixed-rate and $117.8 million adjustable-rate loans maturing in more than a year.

The following table shows loan origination activity during the periods indicated.

	Year Ended June 30,		
	2008	2007	2006
		(In thousands)	
Net loans at beginning of year	$ 166,156	$ 155,386	$ 151,712
Loans originated:			
Real estate loans:			
Residential	44,843	30,647	28,739
Construction	4,380	6,355	2,197
Multi-family	2,383	1,203	--
Nonresidential and other	2,396	1,030	973
Consumer loans	1,717	75	4,962
Total loans originated	55,719	39,310	36,871
Deduct:			
Real estate loan principal repayments	(38,118)	(27,387)	(30,374)
Loan sales	(1,564)	(888)	(2,712)
Transfer to real estate acquired through foreclosure	(28)	(312)	(101)
Other	(114)	47	(10)
Net loan activity	15,895	10,770	3,674
Net loans at end of period	$ 182,051	$ 166,156	$ 155,386

Allowance for Loan Losses and Asset Quality. The allowance for loan losses is a valuation allowance for the probable incurred losses in the loan portfolio. We evaluate the allowance for loan losses no less than quarterly. When additional allowances are needed a provision for losses on loans is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Banks' boards of directors. The Company's board of directors oversees the overall allowance level for the Company and may propose increases or decreases for allowance levels at the banks.

The allowance for loan losses is established to recognize the probable incurred losses associated with lending activities. Loss and risk factors are based on our historical loss experience and industry averages and are adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience duration of the current business cycle and bank regulatory examination results.

At June 30, 2008, the allowance for loans losses totaled $666,000, or 0.36% of total loans, compared to $720,000, or 0.43% of total loans at June 30, 2007. Nonperforming loans, which consist of all loans 90 days or more past due, totaled $1.3 million at June 30, 2008 and $968,000 at June 30, 2007. At June 30, 2008, all of these loans consisted of loans secured by single-family residences. The allowance for loans losses totaled 52.2% and 74.4% of nonperforming loans at June 30, 2008 and 2007, respectively. In determining the allowance for loan losses at any point in time, management and the boards of directors of the subsidiary Banks apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent multi-family and nonresidential loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using historic loss experience adjusted for significant factors by applying these loss percentages to the loan types to be evaluated collectively in the portfolio. To the best of management's knowledge, all known and probable incurred losses that can be reasonably estimated have been recorded at June 30, 2008. Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Year Ended June 30,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Allowance at beginning of period	$720	$724	$708	$665	$720
Allowance acquired – Frankfort First	--	--	--	133	--
Provision for loan losses	12	--	32	53	10
Charge-offs:					
Real estate loans	(66)	(4)	(16)	(145)	(65)
Consumer loans	--	--	--	--	--
Total charge-offs	(66)	(4)	(16)	(145)	(65)
Recoveries:					
Real estate loans	--	--	--	2	--
Consumer loans	--	--	--	--	--
Total recoveries	--	--	--	2	--
Net charge-offs	($66)	($4)	($16)	($143)	($65)
Allowance at end of period	$666	$720	$724	$708	$665
Allowance to nonperforming loans	52.15%	74.38%	50.74%	40.53%	57.63%
Allowance to total loans outstanding at end of period	0.36%	0.43%	0.46%	0.47%	1.98%
Net charge-offs to average loans outstanding during the period	0.04%	--%	0.01%	0.20%	0.17%

The following table sets forth the breakdown of the allowance for loan losses by loan category, which management believes can be allocated on an approximate basis, at the dates indicated.

	At June 30,														
	2008			2007			2006			2005			2004		
	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category To Total Loans
	(Dollars in thousands)														
Real Estate Loans:															
Residential	$ 584	87.7%	86.1%	$ 636	88.3%	86.7%	$ 633	87.4%	88.5%	$ 626	88.3%	87.3%	$ 574	86.3%	86.4%
Construction	13	2.0	1.9	29	4.0	3.9	12	1.7	1.7	7	1.1	1.3	3	0.5	0.4
Multi-family	10	1.4	1.5	7	1.0	0.9	9	1.3	0.2	1	0.2	0.2	5	0.8	0.8
Nonresidential & other	42	6.3	6.2	30	4.2	4.1	30	4.1	4.1	31	4.4	4.7	15	2.2	2.2
Consumer Loans:															
Consumer and other	17	2.6	2.5	18	2.5	2.5	24	3.3	3.3	26	3.6	3.9	0	0.0	0.0
Loans secured by deposits	--	--	1.8	--	--	1.9	16	2.2	2.2	17	2.4	2.6	68	10.2	10.2
Total allowance for loan losses.....	$666	100.0%	100.0%	$720	100.0%	100.0%	$724	100.0%	100.0%	$708	100.0%	100.0%	$665	100.0%	100.0%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan may be placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and interest income is thereafter recognized on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. In situations where management believes collection of interest due is likely even if the loan is more than 90 days delinquent, then management may decide not to place the loan on non-accrual status.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and deposit loans to be homogeneous and collectively evaluate them for impairment. Other loans are evaluated for impairment on an individual basis. At June 30, 2008, no loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at any of the dates presented.

	Year Ended June 30,				
	2008	**2007**	**2006**	**2005**	**2004**
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate loans	$ 666	$ 713	$ 819	$ 874	$ 989
Consumer loans	--	--	--	--	--
Total	666	713	819	874	989
Accruing loans past due 90 days or more:					
Real estate loans	611	255	608	873	165
Consumer loans	--	--	--	--	--
Total of accruing loans past due 90 days or more	611	255	608	873	165
Total nonperforming loans	1,277	968	1,427	1,747	1,154
Real estate acquired through foreclosure	21	8	51	60	--
Total nonperforming assets	$ 1,298	$ 976	$ 1,478	$ 1,807	$ 1,154
Total nonperforming loans to total loans	0.70%	0.58%	0.92%	1.15%	3.44%
Total nonperforming loans to total assets	0.52%	0.36%	0.54%	0.64%	0.83%
Total nonperforming assets to total assets	0.52%	0.36%	0.56%	0.66%	0.83%

Other than disclosed above, there are no other loans at June 30, 2008 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended June 30, 2008, 2007 and 2006, had nonaccrual loans been current according to their original terms amounted to $33,000, $85,000 and $82,000, respectively. Income related to nonaccrual loans included in interest income for the years ended June 30, 2008, 2007 and 2006 amounted to $124,000, $74,000 and $74,000, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. Special mention assets totaled $628,000 and $890,000 at June 30, 2008 and 2007, respectively.

The following table shows the aggregate amounts of our assets classified for regulatory purposes at the dates indicated.

	At June 30,		
	2008	2007	2006
		(In thousands)	
Substandard assets	$ 2,051	$ 1,490	$ 1,698
Doubtful assets	--	--	--
Loss assets	--	--	--
Total classified assets	$ 2,051	$ 1,490	$ 1,698

Substandard assets at June 30, 2008, consisted of 36 loans totaling $2.0 million and three parcels of real estate owned with an aggregate carrying value of $21,000. All substandard loans were secured by single-family residences on which the banks have priority lien position, with the exception of one loan that is secured by a property on which there are two single-family residences. The average balance of substandard loans is $56,000 with a total of five loans in excess of $100,000. The largest substandard loan is $206,000. Substandard assets at June 30, 2007, consisted of $713,000 of nonaccrual loans, $769,000 of other loans and $8,000 of real estate owned. Substandard assets at June 30, 2006 consisted of $819,000 of nonaccrual loans, $828,000 of other loans and $51,000 of real estate owned.

Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At June 30,			
	2008		2007	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
		(In thousands)		
Real estate loans	$ 1,437	$ 1,378	$ 1,629	$ 1,051
Consumer loans	--	--	--	--
Total	$ 1,437	$ 1,378	$ 1,629	$ 1,051

Securities. Our securities portfolio consists primarily of U.S. Government agency obligations as well as mortgage-backed securities with maturities of 30 years or less. Investment and mortgage-backed securities totaled $22.4 million at June 30, 2008, a decrease of $50.5 million, or 69.2%, compared to the $72.9 million total at June 30, 2007. The reduction in these securities resulted from maturities, calls and prepayments of investments and mortgage-backed securities. All of our mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying values and fair values of our securities portfolio at the dates indicated.

	At June 30,					
	2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Available for sale securities:						
U.S. Government agency obligations	$ 4,999	$ 5,030	$ 12,999	$12,571	$ 12,999	$12,211
Mortgage-backed securities	455	450	734	727	1,104	1,079
Total	$ 5,454	$ 5,480	$ 13,733	$ 13,298	$ 14,103	$ 13,290
Held to maturity securities:						
U.S. Government agency obligations	$ 3,000	$ 3,001	$ 43,848	$ 42,957	$ 45,844	$ 43,919
Mortgage-backed securities	13,959	13,408	15,758	14,878	18,185	17,028
Total	$ 16,959	$ 16,409	$ 59,606	$ 57,835	$ 64,029	$ 60,947

At June 30, 2008 and 2007, we did not own any securities, other than U.S. Government agency securities, that had an aggregate book value in excess of 10% of our equity at that date.

The following table sets forth the maturities and weighted average yields of securities at June 30, 2008. At June 30, 2008, we had no U.S. Government agency securities with adjustable rates.

	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		More Than Ten Years		Total Investment Portfolio		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
Available for sale securities:											
U.S. Government agency obligations..	$ --	--%	$ 4,999	3.50%	$ --	--%	$ --	--%	$ 4,999	$ 5,030	3.50%
Mortgage-backed securities..........	9	5.18	42	5.18	66	5.18	338	5.18	455	450	5.18
Total available for sale securities	$ 9		$ 5,041		$ 66		$ 338		$ 5,454	$ 5,480	
Held to maturity securities:											
U.S. Government agency obligations..	$ --	--	$ 3,000	3.02	$ --	--	$ --	--	$ 3,000	$ 3,001	3.02
Mortgage-backed securities..........	950	4.19	4,204	4.18	6,346	4.19	2,459	4.94	13,959	13,408	4.32
Total held-to-maturity securities	$ 950		$ 7,204		$ 6,346		$ 2,459		$ 16,959	$ 16,409	

Other Assets. Other assets at June 30, 2008 include goodwill and other intangible assets of $15.0 million, which was a sole result of the Company's acquisition of Frankfort First and bank owned life insurance policies with a carrying value of $2.3 million at both June 30, 2008 and 2007, of which First Federal of Frankfort is the owner and beneficiary. Previously, the Company had no such policies. Both subsidiary Banks are members and stockholders of the Federal Home Loan Bank of Cincinnati ("FHLB"). FHLB stock, at cost, totaled $5.6 million and $5.4 million at June 30, 2008 and 2007, respectively.

Deposits. Our primary source of funds is retail deposit accounts held primarily by individuals within our market areas. Deposits totaled $137.6 million at June 30, 2008, a decrease of $2.3 million or 1.6%, compared to the $139.9 million total at June 30, 2007. Although management generally strives to maintain a moderate rate of growth in deposits, primarily through marketing and pricing strategies, market conditions and competition may curtail growth opportunities. Rather than striving to offer the highest interest rate on deposit products in our market area, management of the Banks offer deposit products that fit the Banks' funding strategies.

The following table sets forth the balances of our deposit products at the dates indicated.

	At June 30,		
	2008	2007	2006
		(In thousands)	
Certificate of deposit accounts	$ 97,020	$ 96,354	$ 90,782
Demand, transaction and passbook savings accounts	40,614	43,539	50,456
Total	$ 137,634	$ 139,893	$ 141,238

The following table indicates the amount of certificate of deposit accounts with balances equal to or greater than $100,000, by time remaining until maturity at June 30, 2008.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 4,789
Over three months through six months	4,606
Over six months through twelve months	12,137
Over twelve months	7,811
Total	$ 29,343

The following table sets forth our certificate of deposit accounts classified by rates at the dates indicated.

	At June 30,		
	2008	2007	2006
		(In thousands)	
Rate			
1.00 - 1.99%	$ 1,241	$ 199	$ 3,192
2.00 - 2.99	12,039	4,890	9,350
3.00 - 3.99	21,375	14,568	39,763
4.00 - 4.99	32,011	16,637	30,690
5.00 - 5.99	30,354	60,060	7,783
6.00 - 6.99	--	--	4
7.00 - 7.99	--	--	--
Total	$ 97,020	$ 96,354	$ 90,782

The following table sets forth the amount and maturities of certificate accounts at June 30, 2008.

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
1.00 – 1.99%	$ 1,239	$ 2	$ --	$ --	$ 1,241	1.28%
2.00 – 2.99	11,588	451	--	--	12,039	12.41
3.00 – 3.99	16,064	3,784	1,294	233	21,375	22.03
4.00 – 4.99	23,335	5,572	1,496	1,608	32,011	32.99
5.00 – 5.99	15,213	7,314	6,894	933	30,354	31.29
Total	$ 67,439	$ 17,123	$ 9,684	$ 2,774	$ 97,020	100.00%

The following table sets forth the average balances and rates paid on deposits.

	Year Ended June 30,					
	2008		2007		2006	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)					
Noninterest-bearing demand	$ 719	0.00%	$ 762	0.00%	$ 742	0.00%
Interest-bearing demand	9,370	1.65%	8,754	2.57%	13,377	2.13%
Passbook	32,410	1.11%	36,931	1.19%	44,549	1.18%
Time	96,466	4.52%	92,690	4.33%	94,440	3.41%

The following table sets forth the deposit activities for the periods indicated.

	Year Ended June 30,		
	2008	2007	2006
	(In thousands)		
Beginning balance	$ 139,893	$ 141,238	$ 155,044
Decrease before interest credited	(7,131)	(5,894)	(17,703)
Interest credited	4,872	4,549	3,897
Net decrease in deposits	(2,259)	(1,345)	(13,806)
Ending balance	$ 137,634	$ 139,893	$ 141,238

Borrowings. Advances from the Federal Home Loan Bank of Cincinnati amounted to $47.8 million and $65.1 million at June 30, 2008 and 2007, respectively.

The following table presents certain information regarding our Federal Home Loan Bank of Cincinnati advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2008	2007	2006
	(Dollars in thousands)		
Balance outstanding at end of period	$47,801	$65,132	$54,849
Maximum amount of advances outstanding at any month end during the period	$71,220	$65,132	$54,849
Average advances outstanding during the period	$61,687	$61,696	$54,696
Weighted average interest rate during the period	4.37%	4.71%	4.02%
Weighted average interest rate at end of period	5.21%	5.75%	6.04%

Shareholders' Equity. Shareholders' equity totaled $59.8 million at June 30, 2008, a $1.7 million or 2.7%, decrease compared to June 30, 2007. The reduction resulted primarily from repurchases of the Company's common stock.

The Banks are required to maintain minimum regulatory capital pursuant to federal regulations. At June 30, 2008, both First Federal of Hazard's and First Federal of Frankfort's regulatory capital substantially exceeded all minimum regulatory capital requirements. Management is not aware of any recent event that would cause this classification to change.

Results of Operations for the Years Ended June 30, 2008 and 2007

General. Net earnings totaled $932,000 for the fiscal year ended June 30, 2008, an increase of $47,000, or 5.3%, from the net earnings recorded for the fiscal year ended June 30, 2007. The increase was due primarily to a $30,000 increase in net interest income.

Interest Income. Total interest income for the fiscal year ended June 30, 2008 totaled $13.1 million, an increase of $139,000, or 1.1%, compared to the fiscal year ended June 30, 2007. The increase in interest income is due primarily to an increase in interest income on loans, which increased by $753,000, or 7.7%, for the fiscal year ended June 30, 2008, compared to fiscal 2007. Interest income from investments, including mortgage-backed securities, interest-bearing deposits and other, decreased $614,000 or 19.5% from $3.1 million for the 2007 fiscal year to $2.5 million for fiscal 2008.

The increase in interest income from loans was attributable primarily to a $12.2 million, or 7.6%, increase in the average balance of loans outstanding and was partially supported by an increase of 1 basis point in the average yield on loans to 6.06% for fiscal 2008. The interest income on investments, including mortgage-backed securities, decreased primarily due to a $14.2 million decrease in the average balance outstanding. Average balances of mortgage-backed securities and investment securities assets decreased by $2.4 million or 13.3% and $16.1 million or 28.4%, respectively, year to year, while the average balance of other interest-earning assets increased by $4.3 million or 65.3%, as a result of maturities and/or calls of a large portion of the Company's investment portfolio during the year. The average rates earned on mortgage-backed securities and investment securities decreased only 1 and 2 basis points, respectively, while the average rate earned on other interest-earning assets decreased 172 basis points year to year.

Interest Expense. Interest expense totaled $7.6 million for the fiscal year ended June 30, 2008, an increase of $109,000, or 1.5%, from interest expense of $7.5 million for fiscal 2007. The increase in interest expense resulted primarily from increased costs associated with deposits, which increased $323,000 or 7.1% from year to year. Increased cost on deposits is attributable to both an increase in rate paid and a shift in the deposit composition. The average rate paid on deposits increased 24 basis points to 3.52% for the year just ended, while the average deposits outstanding declined $172,000 or 0.1% from year to year. However, deposit composition changed significantly as the average balance of certificates of deposits increased $3.8 million or 4.1% from year to year while other deposit categories saw average balances decline $3.9 million or 8.5% year to year. The interest rates paid on certificates of deposits are usually higher than rates paid on other deposit products. Interest expense on borrowings totaled $2.7 million for the fiscal year ended June 30, 2008, a decrease of $214,000 or 7.4% compared to fiscal 2007. Average borrowings decreased by only $9,000 remaining at $61.7 million for the year ended June 30, 2008, while the average rate paid on borrowings decreased 34 basis points to 4.37% for fiscal 2008.

Net Interest Income. As a result of the aforementioned changes in interest income and interest expense, net interest income increased by $30,000, or 0.5%, during the fiscal year ended June 30, 2008, compared to fiscal 2007. The average interest rate spread increased from 1.54% for the fiscal year ended June 30, 2007 to 1.65% for fiscal 2008. The net interest margin increased to 2.29% for the fiscal year ended June 30, 2008 from 2.20% for fiscal 2007.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. We did not hold any non-taxable investment securities during any of the periods presented in the table.

	Year Ended June 30,					
	2008			2007		
	Average Balance	Interest And Dividends	Yield/ Cost	Average Balance	Interest And Dividends	Yield/ Cost
			(Dollars in thousands)			
Interest-earning assets:						
Loans receivable	$ 174,259	$ 10,555	6.06%	$ 162,010	$ 9,802	6.05%
Mortgage-backed securities	15,514	665	4.29	17,883	768	4.30
Investment securities	40,751	1,426	3.50	56,893	1,999	3.51
Other interest-earning assets	10,811	441	4.08	6,540	379	5.80
Total interest-earning assets	241,335	13,087	5.42	243,326	12,948	5.32
Noninterest-earning assets	22,517			22,703		
Total assets	$ 263,852			$ 266,029		
Interest-bearing liabilities:						
Demand deposits	$ 9,370	155	1.65	$ 8,754	225	2.57
Noninterest-Bearing demand deposits	719	--	0.00	762	--	0.00
Savings	32,410	360	1.11	36,931	439	1.19
Certificates of deposit	96,466	4,357	4.52	92,690	3,885	4.19
Total deposits	138,965	4,872	3.51	139,137	4,549	3.27
Borrowings	61,687	2,693	4.37	61,696	2,907	4.71
Total interest-bearing liabilities	200,652	7,565	3.77	200,833	7,456	3.71
Noninterest-bearing liabilities	2,665			2,301		
Total liabilities	203,317			203,134		
Shareholders' equity	60,535			62,895		
Total liabilities and shareholders' equity	$ 263,852			$ 266,029		
Net interest income/average yield		$ 5,522	1.65%		$ 5,492	1.61%
Net interest margin			2.29%			2.26%
Average interest-earning assets to average interest-bearing liabilities			120.28%			121.16%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The net column represents the sum of the prior columns.

	Twelve months ended June 30, 2008 to June 30, 2007 Increase (Decrease) Due to Changes In			Twelve months ended June 30, 2007 to June 30, 2006 Increase (Decrease) Due to Changes In		
	Rate	Volume	Total	Rate	Volume	Total
			(In thousands)			
Interest-earning assets:						
Loans receivable	$ 737	$ 16	$ 753	$ 557	$ 46	$ 603
Mortgage-backed securities	(101)	(2)	(103)	(142)	20	(122)
Investment securities	(563)	(10)	(573)	(135)	56	(79)
Other interest-earning assets	113	(51)	62	(455)	292	(163)
Total interest-earning assets	186	(47)	139	(175)	414	239
Interest-bearing liabilities:						
Checking accounts	17	(87)	(70)	(164)	104	(60)
Savings accounts	(51)	(28)	(79)	(93)	5	(88)
Certificates of deposit	162	310	472	(59)	859	800
FHLB Advances	-	(214)	(214)	304	404	708
Total interest-bearing liabilities	128	(19)	109	(12)	1,372	1,360
Increase in net interest income	$ 58	$ (28)	$ 30	$ (163)	$ (958)	$(1,121)

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by the Banks, the status of past due principal and interest payments and other factors related to the collectibility of the loan portfolio. Based upon an analysis of these factors, management recorded a provision of $12,000 for losses on loans for the fiscal year ended June 30, 2008, an increase of $12,000 compared to no provision for fiscal 2007. The provision recorded during the fiscal year ended June 30, 2008 generally reflects management's perception of the risk prevalent in the economy integrated with the overall change in the level of nonperforming loans year over year. Management believes all nonperforming loans are adequately collateralized; however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other operating income increased $8,000, to $182,000 for the fiscal year ended June 30, 2008, due primarily to a $13,000 or 130% increase in gain on sale of loans. Other operating income is generally comprised of service charges and fees charged on loan and deposit accounts.

General, Administrative and Other Expense. General, administrative and other expense decreased $43,000 or 1.0% to $4.3 million for the fiscal year ended June 30, 2008 compared to fiscal 2007. The decrease in general, administrative and other expense is primarily attributed to a decrease in employee compensation and benefits, which decreased $43,000 or 1.5% to $2.9 million for the year just ended.

The decrease in employee compensation and benefits is attributed primarily to a decrease in health insurance benefits and share-based compensation year to year. Health insurance benefits declined $29,000 or 17.1% to $141,000 for the fiscal year ended June 30, 2008, primarily as a result of realignment of employee share of costs. In addition, share-based compensation decreased $14,000 or 3.6% to $376,000 for the 2008 fiscal year compared to $390,000 for the prior fiscal year. Fiscal 2007 was the first full year in which the share-based compensation plans were in force.

Federal Income Taxes. The provision for federal income tax increased $22,000 or 5.3% from $417,000 for the fiscal year ended June 30, 2008 to $439,000 for the fiscal year ended June 30, 2008, as a result of higher earnings before income taxes by $69,000, or 5.3%. The effective tax rate for each of the years ended June 30, 2008 and 2007 was 32.0%.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of cash and deposits at other banks, deposit inflows, loan repayments and maturities, calls and sales of investment and mortgage-backed securities and advances from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We periodically assess our available liquidity and projected upcoming liquidity demands. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits, federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash, federal funds sold and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At June 30, 2008 and June 30, 2007, cash and cash equivalents totaled $16.0 million and $2.7 million respectively. Investment securities classified as available-for-sale, which provide additional sources of liquidity, totaled $5.5 million and $13.3 million at June 30, 2008 and 2007, respectively. At June 30, 2008, we had the ability to borrow a total $104.3 million from the FHLB, of which $46.8 million (before premium) was outstanding.

We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material protracted decrease in liquidity. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below can be met by our currently available liquid assets and cash flows. In the event any unforeseen demand or commitments were to occur, we would access our borrowing capacity with the FHLB. We expect that our currently available liquid assets and our ability to borrow from the FHLB would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity.

Our primary investing activities are the origination of loans and the purchase of investment securities. In fiscal 2008, we originated $54.1 million of loans. In fiscal 2007, we originated $38.4 million of loans. In fiscal 2006, we originated $34.2 million of loans. During fiscal 2008, these activities were funded primarily by proceeds from the principal repayments on loans of $38.1 million and maturities of investment securities and mortgage-backed securities of $50.9 million. During fiscal 2007, these activities were funded primarily by proceeds from the principal repayments on loans of $27.4 million and maturities of investment securities and mortgage-backed securities of $4.8 million.

Financing activities consist primarily of activity in deposit accounts and in FHLB advances. We experienced a net decrease in total deposits of $2.3 million, $1.3 million and $13.8 million for the years ended June 30, 2008, 2007 and 2006, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. While we generally manage the pricing of our deposits to be competitive and to increase core deposit relationships, during fiscal 2008, management chose to allow the deposit base to reprice to lower overall levels over attracting new deposits. The net decrease in FHLB advances totaled $17.3 million, as we repaid short-term funds with additional liquidity available to us.

Commitments and Contractual Obligations

At June 30, 2008, we had $946,000 in mortgage commitments. Certificates of deposit due within one year of June 30, 2008 totaled $67.4 million, or 49.0% of total deposits. If these deposits do not remain with us, we might be required to seek other sources of funds, including FHLB advances or other certificates of deposit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2009. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table sets forth our contractual obligations and loan commitments as of June 30, 2008.

	Total Amounts Committed	Less Than One Year	One to Three Years	Four to Five Years	More than Five Years
	(In thousands)				
Federal Home Loan Bank advances (1)......	$46,839	$10,155	$29,268	$ 5,194	$ 2,222
One to four family residential real estate....	946	946	--	--	--
Unused lines of credit..............................	9,499	9,499	--	--	--
Undisbursed loans....................................	696	696	--	--	--
Total commitments..............................	$57,980	$21,296	$29,268	$5,194	$2,222

(1) Net of premium on FHLB borrowings

For the year ended June 30, 2008, other than loan commitments, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Kentucky First Federal Bancorp
Hazard, Kentucky

We have audited the accompanying consolidated statements of financial condition of Kentucky First Federal Bancorp as of June 30, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kentucky First Federal Bancorp as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ **BKD, LLP**

Cincinnati, Ohio
September 25, 2008

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2008 and 2007
(In thousands, except share data)

ASSETS	2008	2007
Cash and due from banks	$ 790	$ 1,179
Interest-bearing demand deposits	15,176	1,541
Cash and cash equivalents	15,966	2,720
Interest-bearing deposits	100	100
Available-for-sale securities	5,480	13,298
Held-to-maturity securities, at amortized cost- approximate fair value of $16,409 and $57,835 at June 30, 2008 and 2007, respectively	16,959	59,606
Loans available for sale	86	-
Loans receivable	182,717	166,876
Allowance for loan and lease losses	(666)	(720)
Real estate acquired through foreclosure	21	8
Office premises and equipment	2,727	2,762
Federal Home Loan Bank stock	5,566	5,421
Accrued interest receivable	628	935
Bank-owned life insurance	2,339	2,256
Goodwill	14,507	14,507
Other intangible assets	480	612
Prepaid expenses and other assets	266	276
Prepaid federal income taxes	479	259
Total assets	**$247,655**	**$268,916**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$137,634	$139,893
Advances from the Federal Home Loan Bank	47,801	65,132
Advances by borrowers for taxes and insurance	331	343
Accrued interest payable	245	365
Deferred federal income taxes	1,234	930
Other liabilities	617	808
Total liabilities	187,862	207,471
Commitments and contingencies	-	-
Shareholders' equity		
Preferred stock, 500,000 shares authorized, $.01 par value; no shares issued	-	-
Common stock, 20,000,000 shares authorized, $.01 par value; 8,596,064 shares issued	86	86
Additional paid-in capital	35,834	35,459
Retained earnings	32,291	32,291
Shares acquired by stock benefit plans	(2,735)	(3,013)
Treasury shares at cost, 559,330 and 299,430 common shares at June 30, 2008 and 2007, respectively	(5,700)	(3,091)
Accumulated other comprehensive income (loss)	17	(287)
Total shareholders' equity	59,793	61,445
Total liabilities and shareholders' equity	**$247,655**	**$268,916**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2008 and 2007
(In thousands, except share data)

	2008	**2007**
Interest income		
Loans	$ 10,555	$ 9,802
Mortgage-backed securities	665	768
Investment securities	1,426	1,999
Interest-bearing deposits and other	441	379
Total interest income	13,087	12,948
Interest expense		
Deposits	4,872	4,549
Borrowings	2,693	2,907
Total interest expense	7,565	7,456
Net interest income	5,522	5,492
Provision for losses on loans	12	-
Net interest income after provision for losses on loans	5,510	5,492
Other income		
Earnings on bank-owned life insurance	83	81
Gain on sale of loans	23	10
Loss on sale of real estate acquired through foreclosure	-	(6)
Other operating	76	89
Total other income	182	174
General, administrative and other expense		
Employee compensation and benefits	2,911	2,954
Occupancy and equipment	344	351
Franchise and other taxes	157	153
Data processing	153	152
Other operating	756	754
Total general, administrative and other expense	4,321	4,364
Earnings before income taxes	1,371	1,302
Federal income taxes		
Current	225	99
Deferred	214	318
Total federal income taxes	439	417
NET EARNINGS	**$ 932**	**$ 885**
EARNINGS PER SHARE		
Basic	**$0.12**	**$0.11**
Diluted	**$0.12**	**$0.11**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2008 and 2007
(In thousands)

	2008	**2007**
Net earnings	$ 932	$885
Other comprehensive income, net of tax-related effects:		
Unrealized holding gains on securities during the year, net of taxes of $157 and $128 in 2008 and 2007, respectively	304	249
Comprehensive income	**$1,236**	**$1,134**
Accumulated other comprehensive income (loss)	**$ 17**	**$ (287)**

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2008 and 2007
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plans	Treasury shares	Unrealized gains (losses) on securities designated as available for sale	Total
Balance at July 1, 2006	$ 86	$ 36,769	$ 32,761	$ (4,845)	$ (354)	$ (536)	$ 63,881
Transfer of restricted stock upon adoption of SFAS 123(R)	-	(1,653)	-	1,653	-	-	-
Net earnings for the year ended June 30, 2007	-	-	885	-	-	-	885
Amortization expense of stock benefit plans	-	184	-	179	-	-	363
Compensation expense related to vesting stock options	-	159	-	-	-	-	159
Acquisition of shares for Treasury	-	-	-	-	(2,737)	-	(2,737)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	-	249	249
Cash dividends of $0.40 per common share	-	-	(1,355)	-	-	-	(1,355)
Balance at June 30, 2007	86	35,459	32,291	(3,013)	(3,091)	(287)	61,445
Adjustment related to adoption of FIN 48			250				250
Net earnings for the year ended June 30, 2008	-	-	932	-	-	-	932
Amortization expense of stock benefit plans	-	257	-	278	-	-	535
Compensation expense related to vesting stock options	-	118	-	-	-	-	118
Acquisition of shares for Treasury	-	-	-	-	(2,609)	-	(2,609)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	-	304	304
Cash dividends of $0.40 per common share	-	-	(1,182)	-	-	-	(1,182)
Balance at June 30, 2008	$ 86	$35,834	$32,291	$(2,735)	$(5,700)		

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Cash flows from operating activities:		
Net earnings for the year	$ 932	$ 885
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Amortization of premiums and discounts on investment securities - net	1	(7)
Depreciation	145	152
Amortization of deferred loan origination (fees) costs	39	(37)
Amortization of purchase accounting adjustments - net	(393)	(409)
Gain on sale of loans	(23)	(10)
Loss on sale of real estate acquired through foreclosure	-	6
Amortization of stock benefit plans and stock options expense	560	613
Federal Home Loan Bank stock dividends	(145)	(157)
Bank-owned life insurance earnings	(83)	(81)
Provision for losses on loans	12	-
Mortgage loans originated for sale	(1,627)	(878)
Proceeds from sale of mortgage loans	1,564	888
Increase (decrease) in cash, due to changes in:		
Accrued interest receivable	307	(67)
Prepaid expenses and other assets	10	(24)
Accrued interest payable	(120)	112
Accounts payable and other liabilities	(98)	(150)
Federal income taxes		
Current	30	(134)
Deferred	147	318
Net cash provided by operating activities	1,258	1,020
Cash flows provided by (used in) investing activities:		
Interest-bearing deposits:		
Maturities	-	100
Invested	-	(100)
Investment securities maturities, prepayments and calls:		
Held to maturity	42,647	4,432
Available for sale	8,278	367
Loan disbursements	(54,092)	(38,432)
Principal repayments on loans	38,118	27,387
Proceeds from sale of real estate acquired through foreclosure	15	349
Proceeds from sale of office premises and equipment	-	-
Purchase of office premises and equipment	(110)	(57)
Net cash provided by (used in) investing activities	34,856	(5,954)
Cash flows provided by (used in) financing activities:		
Net decrease in deposits	(2,259)	(1,345)
Advances by borrowers for taxes and insurance	(12)	(26)
Proceeds from Federal Home Loan Bank advances	25,600	165,000
Repayments on Federal Home Loan Bank advances	(42,406)	(154,177)
Purchase of shares for stock benefit plans	-	-
Treasury stock repurchases	(2,609)	(2,737)
Dividends paid on common stock	(1,182)	(1,355)
Net cash provided by (used in) financing activities	(22,868)	5,360
Net increase in cash and cash equivalents	13,246	426
Cash and cash equivalents at beginning of year	2,720	2,294
Cash and cash equivalents at end of year	$ 15,966	$ 2,720

The accompanying notes are an integral part of these statements.

KENTUCKY FIRST FEDERAL BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Federal income taxes	$ 260	$ 165
Interest on deposits and borrowings	$8,210	$7,475
Supplemental disclosure of noncash investing activities:		
Transfers from loans to real estate acquired through foreclosure	$ 28	$ 312
Loans disbursed upon sales of real estate acquired through foreclosure	$ -	$ 251
Capitalization of mortgage servicing rights	$ 8	$ 11

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kentucky First Federal Bancorp (the "Company") is a savings and loan holding company whose activities are primarily limited to holding the stock and managing the operations of First Federal Savings and Loan Association of Hazard, Kentucky ("First Federal of Hazard") and Frankfort First Bancorp, Inc., ("Frankfort First") the holding company for First Federal Savings Bank of Frankfort ("First Federal of Frankfort"). First Federal of Hazard and First Federal of Frankfort are collectively referred to herein as "the Banks." First Federal of Hazard conducts a community-oriented savings and loan association dedicated to serving consumers in Perry and surrounding counties in eastern Kentucky, while First Federal of Frankfort operates through three banking offices located in Frankfort, Kentucky. Both institutions engage primarily in the business of attracting deposits from the general public and applying those funds to the origination of loans for residential and consumer purposes. First Federal of Frankfort also originates, to a lesser extent, church loans, home equity and other loans. The Banks' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company, First Federal of Hazard, Frankfort First and First Federal of Frankfort. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Investment and Mortgage-backed Securities

The Company accounts for investment and mortgage-backed securities by categorizing those investments as held-to-maturity or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity.

Realized gains and losses on sales of securities are recognized using the specific identification method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. An allowance may be established for interest on loans that are contractually past due based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At June 30, 2008, the Company had $86,000 in loans held for sale, while no loans had been identified for sale at June 30, 2007.

In selling loans, the Company utilizes a program with the Federal Home Loan Bank, retaining servicing on loans sold. Mortgage servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. The Company recorded amortization related to mortgage servicing rights totaling $4,000 during the year ended June 30, 2008 and $3,000 during each of the years ended June 30, 2007 and 2006. The carrying value of the Company's mortgage servicing rights, which approximated fair value, totaled approximately $63,000 and $55,000 at June 30, 2008 and 2007, respectively.

The Company was servicing mortgage loans of approximately $7.9 million and $6.8 million that had been sold to the Federal Home Loan Bank at June 30, 2008, and 2007, respectively.

4. Loan Origination Fees

The Banks account for loan origination fees (net of direct origination costs) by deferring and amortizing those fees to interest income using the level-yield method, giving effect to actual loan prepayments. Loan origination costs are primarily the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Banks' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses

It is the Banks' policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Banks record a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Banks account for impaired loans by determining the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Banks' current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the policy, the Banks consider investments in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Banks' investment in multi-family and nonresidential loans, and the evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under the policy at that time.

6. Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula and carried at cost.

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. A charge-off is recorded for any write-down in the loan's carrying value to fair value at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property, which would be capitalized, are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment.

9. Income Taxes

The Company accounts for federal income taxes by computing a deferred tax liability or deferred tax asset by applying current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements. These differences will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future. Kentucky First Federal Bancorp and Frankfort First Bancorp, Inc., each are subject to state income taxes in the Commonwealth of Kentucky. Neither of the Banks are subject to state income tax in the Commonwealth.

10. Retirement and Employee Benefit Plans

The Banks each participate in a noncontributory, multi-employer defined benefit pension fund covering all employees who qualify as to length of service. Contributions are based upon covered employees' ages and salaries and are dependent upon the ultimate prescribed benefits of the participants and the funded status of the plan. The Company recognized expense related to the plans totaling approximately $392,000 and $390,000 for the fiscal years ended June 30, 2008 and 2007.

The Company also maintains nonqualified deferred unfunded compensation plans for the benefit of certain directors. The Company recognized expense related to these plans in the amounts of $10,000, and $10,000 for the fiscal years ended June 30, 2008 and 2007.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Retirement and Employee Benefit Plans (continued)

The Company has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service and have attained the age of 21. Annual contributions are made to the ESOP equal to the ESOP's debt service less dividends received by the ESOP on unallocated shares. Shares in the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock allocated to participants during a given fiscal year and for shares committed to be released. Allocation of shares to the ESOP participants is contingent upon the repayment of a loan to Kentucky First Federal Bancorp totaling $2.7 million and $3.0 million at June 30, 2008 and 2007, respectively. The Company recorded expense for the ESOP of approximately $185,000 for each of the years ended June 30, 2008 and 2007.

	For the fiscal year ended June 30,	
	2008	**2007**
Allocated shares	49,320	30,542
Shares committed to be released	9,267	8,945
Unearned shares	273,217	292,317
Total ESOP shares	331,804	331,804
Fair value of unearned shares at end of period (expressed in thousands)	$ 2,555	$ 2,967

11. Share-Based Compensation Plans

In fiscal 2006, the Company initiated the 2005 Equity Incentive Plan ("EIP" or the "Plan") which provides for two share-based compensation plans, which are described below. Effective July 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. The adoption of this Statement had no material impact on the Company's financial statements, as the Company was previously accounting for stock compensation under Statement of Financial Accounting Standards No. 123. Both Statements utilize the fair value method at grant date for stock compensation and expense such cost against additional paid-in capital in its Consolidated Statement of Financial Condition.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Share-Based Compensation Plans (continued)

The compensation cost that has been charged against income for those share-based plans was $376,000, and $390,000 for the fiscal years ended June 30, 2008 and 2007, respectively. The total income tax benefit recognized in the statement of earnings for share-based compensation arrangements was $100,000 and $133,000 for the fiscal years ended June 30, 2008 and 2007, respectively.

The EIP provides for grants of up to 421,216 stock options. It also provides that one-fifth of the options granted become vested and exercisable on the first five anniversaries of the date of grant. The contractual term of the options is ten years. All option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant.

The Company accounts for the plans using a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period.

The fair value of the option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model. At June 30, 2008, the only options granted relate to the fiscal year 2006 with the following weighted-average assumptions used for the grant: dividend yield of 3.96%; expected volatility of 20.0%, which equals the weighted average volatility; risk-free interest rate of 4.49%; and expected lives of 7 years. The risk-free reinvestment rate is an arithmetic average of the rates on five- and ten-year treasuries as of December 13, 2005, while the volatility of the options was estimated using historical and implied stock price volatility experience of comparable firms.

A summary of the status of the Company's stock option plan as of June 30, 2008, and changes during the year then ended is presented below:

	Shares	Weighted-average exercise price	Aggregate Intrinsic Value ($000)
Outstanding at beginning of year	339,200	$10.10	
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding at end of year	339,200	$10.10	N/A
Options exercisable at end of year	135,680	$10.10	N/A
Weighted average fair value of options granted in fiscal year 2006			$ 1.75
Weighted average remaining contractual term of options outstanding and exercisable			7.5 years

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Share-Based Compensation Plans (continued)

The EIP also provides for the purchase of 168,486 shares of common stock and the issuance of such shares in the form of restricted stock awards to members of the board of directors, management and certain employees. Common shares awarded under the restricted stock plan vest over a five year period, commencing with the date of the grant and are expensed based on their fair market value at the grant date. The following table summarizes the activity with regard to restricted stock awards during fiscal 2008:

	Shares	Weighted-average grant date fair value
Nonvested at July 1, 2007	103,600	$10.10
Vested	(25,900)	10.10
Forfeited	-	-
Nonvested at June 30, 2008	77,700	$10.10

As of June 30, 2008, there was $900,000 of total unrecognized compensation cost related to the share-based compensation plans. The cost is expected to be recognized over a weighted average period of 2.5 years. The total fair value of shares vested during the years ended June 30, 2008 and 2007 was $259,000 and $273,000, respectively.

12. Earnings Per Share

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued or released under the Company's share-based compensation plans. There is no adjustment to net earnings for the calculation of diluted earnings per share. The computations were as follows:

	For the fiscal year ended June 30,	
	2008	2007
Weighted-average common shares outstanding (basic)	7,739,519	7,991,457
Dilutive effect of assumed exercise of stock options	-	-
Weighted-average common shares outstanding (diluted)	7,739,519	7,991,457

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year less shares in the ESOP that are unallocated and not committed to be released and unearned restricted stock. For fiscal years 2008 and 2007 all outstanding options were antidilutive.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

13. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at June 30, 2008 and 2007:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment securities: For investment securities, fair value is deemed to equal the quoted market price.

Loans held for sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. When the Bank decides to sell loans not previously classified as held for sale, such loans are transferred into a held-for-sale classification, and the recorded loan values are adjusted to the lower of cost or fair value.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values.

Federal Home Loan Bank stock, interest-earning deposits and accrued interest receivable: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook accounts, money market deposits and advances by borrowers for taxes and insurance are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities. The historical carrying amount of accrued interest payable on deposits is deemed to approximate fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

13. Fair Value of Financial Instruments (continued)

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by borrowers for taxes and insurance and accrued interest payable: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at June 30, 2008 and 2007, was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at June 30 are as follows:

	2008		2007	
	Carrying value	Fair value	Carrying value	Fair value
				(In Thousands)
Financial assets				
Cash and cash equivalents	$ 15,966	$ 15,966	$ 2,720	$ 2,720
Interest-earning deposits	100	100	100	100
Available-for-sale securities	5,480	5,480	13,298	13,298
Held-to-maturity securities	16,959	16,409	59,606	57,835
Loans available for sale	86	86	--	--
Loans receivable - net	182,051	181,523	166,156	162,134
Federal Home Loan Bank stock	5,566	5,566	5,421	5,421
Accrued interest receivable	628	628	935	935
Financial liabilities				
Deposits	$137,634	139,392	$139,893	$139,704
Advances from the Federal Home Loan Bank	47,801	48,600	65,132	64,459
Advances by borrowers for taxes and insurance	331	331	343	343
Accrued interest payable	245	245	365	365

14. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets arising from the Frankfort First acquisition are accounted for in accordance with SFAS No. 142, "Goodwill and Intangible Assets." Pursuant to SFAS No. 142, acquired goodwill is not amortized but is tested for impairment at the reporting unit annually or whenever an impairment indicator arises. The Company evaluated the goodwill in March 2008 via independent third-party appraisal. The evaluation showed no indication of impairment.

The Company's core deposit intangible is being amortized on a straight-line basis over an original period of seven years. The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2008 and 2007 is as follows:

	2008	2007
	(in thousands)	
Core deposits		
Gross Carrying Amount	$ 918	$ 918
Accumulated Amortization	438	306
	$ 480	$ 612

Amortization expense for each of the years ended June 30, 2008 and 2007 was $131,000. The following table summarizes the Company's current estimates for future amortization expense of the core deposit intangible:

	(In thousands)
2009	$ 131
2010	$ 131
2011	$ 131
2012	$ 87

16. Cash Surrender Value of Life Insurance

The cash surrender value of bank-owned life insurance policies represents the value of life insurance policies on certain officers of the Company for which the Company is the beneficiary. The Company accounts for these assets using the cash surrender value method in determining the carrying value of the insurance policies.

17. Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

18. Related Party Transactions

Loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) at June 30, 2008 and 2007 are summarized as follows:

	2008	2007
	(In thousands)	
Outstanding principal, beginning of year	$ 1,046	$ 1,254
Principal disbursed during the year	20	740
Principal repaid and refinanced during the year	(116)	(678)
Other changes	--	(270)
Outstanding principal, end of year	$ 950	$ 1,046

Deposits from related parties held by the Company at June 30, 2008 and 2007 totaled $1.9 million and $1.8 million, respectively.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

19. Effects of Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement and should be determined based on assumptions that a market participant would use when pricing an asset or liability. This Statement clarifies that market participant assumptions should include assumptions about risk as well as the effect of a restriction on the sale or use of an asset. Additionally, this Statement establishes a fair value hierarchy that provides the highest priority to quoted prices in active markets and the lowest priority to unobservable data. This Statement is effective for fiscal years beginning after November 15, 2007, or July 1, 2008 for the Company, and interim periods within that year. The adoption of this Statement will not have a material adverse effect on the Company's financial position or results of operations.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

19. Effects of Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No 141 (revised 2007), "Business Combinations," which replaces SFAS 141. This Statement applies to all transactions or other events in which one entity obtains control of one or more businesses. It requires all assets acquired, liabilities assumed and any noncontrolling interest to be measured at fair value at the acquisition date. The Statement requires certain costs such as acquisition-related costs that were previously recognized as a component of the purchase price, and expected restructuring costs that were previously recognized as an assumed liability, to be recognized separately from the acquisition as an expense when incurred.

FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The initial adoption of this statement is not expected to have a material adverse effect on the Company's financial position or results of operations.

Concurrent with SFAS No. 141 (R), the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated financial Statements, an Amendment of ARB 51." SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest (formeraly known as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. A subsidiary, as defined by SFAS No. 160, includes a variable interest entity that is consolidated by a primary beneficiary.

A noncontrolling interest in a subsidiary, previously reported in the statement of financial position as a liability or in the mezzanine section outside of permanent equity, will be included within consolidated equity as a separate line item upon adoption of SFAS No. 160. Further, consolidated net income will be reported at amounts that include both the parent (or primary beneficiary) and the noncontrolling interest with separate disclosure on the face of the consolidated statement of income of the amounts attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The initial adoption of this statement is not expected to have a material adverse effect on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including Amendment of FASB Statement No. 115." This Statement allows companies the choice to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, or July 1, 2008, as to the Company, and interim periods within that fiscal year. The adoption of this statement will not have a material adverse effect on the Company's financial position or results of operations.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

20. Change in Accounting Principles

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Kentucky jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2005.

The Company adopted the provisions of the FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on July 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 resulted in a $250,000 increase to the beginning balance of retained earnings, with no impact on the results of operations of the Company.

The following financial statement line items for the year ended June 30, 2008 were affected by the change in accounting principle.

	June 30, 2008 (in thousands)		
	As Computed Pre-FIN 48	As Reported Under FIN 48	Effect of Change
Balance Sheet			
Refundable income taxes	$ 220	$ 479	$ 250
Retained earnings	32,041	32,291	250

21. FDIC One-time Assessment Credit

Effective November 17, 2006, the Federal Deposit Insurance Corporation ("FDIC") implemented a one-time credit of $4.7 billion to eligible institutions. The purpose of the credit is to recognize contributions made by certain institutions to capitalize the Bank Insurance Fund and Savings Association Insurance Fund, which have now been merged into the Deposit Insurance Fund. The banks are eligible institutions and have received notice from the FDIC that their remaining share of the credit is $163,000 at June 30, 2008. This amount is not reflected in the accompanying financial statements as it represents contingent future credits against future insurance assessment payments. As such, the timing and ultimate recoverability of the one-time credit may change.

22. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 consolidated financial statement presentation. These reclassifications had no effect on net income.

NOTE B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2008 and 2007 are summarized as follows:

2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Available-for-sale Securities				
U.S. government agencies	$4,999	$ 31	$ -	$ 5,030
Mortgage-backed securities	455	4	(9)	450
	$ 5,454	$ 35	$ (9)	$ 5,480
Held-to-maturity Securities				
U.S. government agencies	$ 3,000	$ 1	$ -	$ 3,001
Mortgage-backed securities	13,959	4	(555)	13,408
	$ 16,959	$ 5	$ (555)	$16,409

2007	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Available-for-sale Securities				
U.S. government agencies	$12,999	$ -	$ (428)	$ 12,571
Mortgage-backed securities	734	-	(7)	727
	$13,733	$ -	$ (435)	$13,298
Held-to-maturity Securities				
U.S. government agencies	$ 43,848	$ -	$ (891)	$ 42,957
Mortgage-backed securities	15,758	-	(880)	14,878
	$59,606	$ -	$(1,771)	$57,835

NOTE B - INVESTMENT SECURITIES (continued)

The amortized cost and estimated fair value of investment securities as of June 30, 2008 and 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2008		2007	
	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost
	(In thousands)			
Available-for-sale				
Within one year	$ -	$ -	$ 4,901	$ 5,000
One year through five years	5,030	4,999	7,670	7,999
	5,030	4,999	12,571	12,999
Mortgage-backed securities	450	455	727	734
Totals	$ 5,480	$ 5,454	$13,298	$13,733
Held-to-maturity				
Within one year	$ -	$ -	$ 8,747	$ 8,850
One year through five years	3,001	3,000	25,275	25,999
Five years through ten years	-	-	4,940	5,000
After ten years	-	-	3,995	3,999
	3,001	3,000	42,957	43,848
Mortgage-backed securities	13,408	13,959	14,878	15,758
Totals	$16,409	$16,959	$57,835	$59,606

There were no sales of investment securities during the fiscal years ended June 30, 2008 or 2007.

NOTE B - INVESTMENT SECURITIES (continued)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2008 and 2007:

	June 30, 2008					
	Less than 12 months		12 months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(Dollars in thousands)			
U.S. Government agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	4,094	81	9,450	483	13,544	564
Total temporarily impaired securities	$ 4,094	$ 81	$ 9,450	$ 483	$ 13,544	$ 564

	June 30, 2007					
	Less than 12 months		12 months or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
			(Dollars in thousands)			
U.S. Government agency securities	$ -	$ -	$ 55,528	$ 1,319	$ 55,528	$1,319
Mortgage-backed securities	-	-	15,605	887	15,605	887
Total temporarily impaired securities	$ -	$ -	$ 71,133	$ 2,206	$ 71,133	$2,206

Management has the intent and ability to hold these available-for-sale securities until they have a recovery in value and the held-to-maturity securities until maturity. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

	2008	2007
	(In thousands)	
Residential real estate		
One- to four-family	$158,007	$146,602
Multi-family	2,684	1,497
Construction	3,528	6,671
Nonresidential real estate and land	11,318	6,898
Loans on deposits	3,384	3,204
Consumer and other	4,503	4,290
	183,424	169,162
Less:		
Undisbursed portion of loans in process	696	2,176
Deferred loan origination fees	11	110
Allowance for loan losses	666	720
	$182,051	**$166,156**

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2008	2007
	(In thousands)	
Balance at beginning of year	$720	$724
Provision for losses on loans	12	-
Charge-offs	(66)	(4)
Balance at end of year	**$666**	**$720**

As of June 30, 2008 and 2007, the allowance for loan losses is primarily general in nature, and, for the most part, is includible as a component of the Banks' regulatory risk-based capital.

At June 30, 2008 and 2007, accruing loans delinquent 90 days or more totaled approximately $611,000 and $255,000, respectively. Nonaccrual loans at June 30, 2008 and 2007, were approximately $666,000 and $713,000, respectively.

At June 30, 2008 and 2007, the Banks had no loans that would be defined as impaired under its policy.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 are comprised of the following:

	2008	2007
	(In thousands)	
Land	$ 830	$ 830
Buildings and improvements	3,532	3,452
Furniture and equipment	1,232	1,201
Automobiles	27	27
	5,621	5,510
Less accumulated depreciation	2,894	2,748
	$2,727	**$2,762**

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

	2008	2007
	(In thousands)	
Non-interest bearing checking accounts	$ 888	$ 745
Checking accounts	5,572	6,072
Savings accounts	31,222	34,091
Money market demand deposits	2,932	2,631
Total demand, transaction and passbook deposits	40,614	43,539
Certificates of deposit:		
Original maturities of:		
Less than 12 months	5,233	5,355
12 months to 36 months	79,456	78,114
More than 36 months	12,331	12,885
Total certificates of deposit	97,020	96,354
Total deposits	**$137,634**	**$139,893**

At June 30, 2008 and 2007, the Banks had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling approximately $29.3 million and $27.2 million, respectively.

NOTE F - DEPOSITS (continued)

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

	2008 (In thousands)
2009	$ 67,439
2010	17,123
2011	9,684
2012	1,177
2013 and thereafter	1,597
	$97,020

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2008 and 2007 by pledges of certain residential mortgage loans totaling $59.2 million and $82.3 million, respectively, and the Banks' investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing year ending June 30,	2008 (In thousands)
2.38% - 7.35%	2009	$ 10,155
5.96% - 6.86%	2010	21,135
5.80% - 6.22%	2011	8,133
6.90%	2012	116
4.25%	2013	5,078
6.15% - 6.95%	2014	78
6.30% - 6.35%	2015	80
6.20%	2016	62
6.20%	2017	2
3.95%	2018	2,000
		46,839
Premium assigned to borrowings in Frankfort First acquisition, net of amortization		962
		$47,801
Weighted-average interest rate		5.21%

NOTE H - FEDERAL INCOME TAXES

Federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30, 2008 and 2007, as follows:

	2008	2007
	(In thousands)	
Federal income taxes at the statutory rate	$466	$443
Increase (decrease) resulting primarily from:		
Cash surrender value of life insurance	(27)	(27)
Other	-	1
	$439	**$417**

The composition of the Company's net deferred tax liability at June 30 is as follows:

	2008	2007
	(In thousands)	
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$ 227	$ 245
Deferred loan origination fees	20	--
Deferred compensation and benefits	220	210
Charitable contributions	10	13
Purchase accounting adjustments	--	--
Unrealized losses on securities available for sale	--	148
Total deferred tax assets	477	616
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(1,246)	(1,196)
Deferred loan origination costs	--	(6)
Purchase accounting adjustments	(267)	(155)
Unrealized gains on securities available for sale	(9)	--
Book/tax depreciation	(189)	(189)
Total deferred tax liabilities	(1,711)	(1,546)
Net deferred tax liability	**$ (1,234)**	**$ (930)**

NOTE H - FEDERAL INCOME TAXES (continued)

Prior to 1997, the Banks were allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2008, include approximately $5.4 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1.8 million at June 30, 2008.

NOTE I - LOAN COMMITMENTS

The Banks are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Banks' involvement in such financial instruments.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2008 and 2007, the Banks had outstanding commitments of approximately $946,000 and $1.8 million, respectively, to originate loans. Additionally, First Federal of Frankfort was obligated under unused lines of credit for equity loans totaling $9.5 million and $9.7 million at the end of fiscal years 2008 and 2007, respectively. In the opinion of the Banks' management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2008, and will be funded from normal cash flow from operations.

From time to time balances with correspondent banks may exceed the FDIC $100,000 insurable limit.

NOTE J - REGULATORY CAPITAL

The Banks are subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE J - REGULATORY CAPITAL (continued)

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Banks multiply the value of each asset on their respective statements of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2008, the Banks were notified by the OTS that each was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes has changed the Banks' categories. To be categorized as "well-capitalized" the Banks must maintain minimum capital ratios as set forth in the following tables:

As of June 30, 2008

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital						
First Federal of Hazard	$21,483	19.2%	≥$1,679	≥1.5%	≥$5,598	≥ 5.0%
First Federal of Frankfort	$17,203	13.8%	≥$1,874	≥1.5%	≥$6,248	≥ 5.0%
Core capital						
First Federal of Hazard	$21,483	19.2%	≥$4,478	≥4.0%	≥$6,717	≥ 6.0%
First Federal of Frankfort	$17,203	13.8%	≥$4,998	≥4.0%	≥$7,498	≥ 6.0%
Risk-based capital						
First Federal of Hazard	$22,016	46.9%	≥$3,754	≥8.0%	≥$4,692	≥10.0%
First Federal of Frankfort	$17,336	25.2%	≥$5,496	≥8.0%	≥$6,870	≥10.0%

NOTE J - REGULATORY CAPITAL (continued)

	As of June 30, 2007					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Tangible capital						
First Federal of Hazard	$25,056	20.1%	≥$1,868	≥1.5%	≥$6,227	≥ 5.0%
First Federal of Frankfort	$17,092	13.2%	≥$1,938	≥1.5%	≥$6,461	≥ 5.0%
Core capital						
First Federal of Hazard	$25,056	20.1%	≥$4,982	≥4.0%	≥$7,472	≥ 6.0%
First Federal of Frankfort	$17,092	13.2%	≥$5,168	≥4.0%	≥$7,753	≥ 6.0%
Risk-based capital						
First Federal of Hazard	$25,565	62.8%	≥$3,259	≥8.0%	≥$4,074	≥10.0%
First Federal of Frankfort	$17,225	24.6%	≥$5,606	≥8.0%	≥$7,008	≥10.0%

As of June 30, 2008 and 2007, management believes that First Federal of Hazard and First Federal of Frankfort met all capital adequacy requirements to which the Banks were subject.

The Banks' management believes that, under the current regulatory capital regulations, both Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

Regulations of the OTS governing mutual holding companies permit First Federal MHC to waive the receipt by it of any common stock dividend declared by Kentucky First Federal Bancorp, provided the OTS does not object to such waiver. Pursuant to these provisions, First Federal MHC waived $1.9 million in dividends during the fiscal year ended June 30, 2008.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP

The following condensed financial statements summarize the financial position of Kentucky First Federal Bancorp as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the fiscal years ended June 30, 2008 and 2007.

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007
(In thousands)

ASSETS	2008	2007
Interest-bearing deposits in First Federal of Hazard	$ 2	$ 1,006
Interest-bearing deposits in First Federal of Frankfort	2,766	62
Other interest-bearing deposits	76	71
Investment in First Federal of Hazard	24,334	27,794
Investment in Frankfort First	32,257	32,202
Prepaid expenses and other assets	1,038	698
Total assets	$60,473	$61,833
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and other liabilities	$ 131	$ 138
Loan from Frankfort First	549	250
Total liabilities	680	388
Shareholders' equity		
Common stock	86	86
Additional paid-in capital	35,834	35,459
Retained earnings	32,291	32,291
Shares acquired by stock benefit plans	(2,735)	(3,013)
Shares acquired for treasury – at cost	(5,700)	(3,091)
Accumulated other comprehensive income (loss)	17	(287)
Total shareholders' equity	59,793	61,445
Total liabilities and shareholders' equity	$60,473	$61,833

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP (continued)

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF EARNINGS
Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Revenue		
Interest income	$ 187	$ 182
Dividends from First Federal of Hazard	4,500	1,975
Equity in excess distributed earnings of First Federal of Hazard	(3,932)	(1,488)
Dividends from Frankfort First	630	1,037
Equity in undistributed (excess distributed) earnings of Frankfort First	53	(321)
Total revenue	1,438	1,385
General and administrative expenses	669	662
Earnings before income tax credits	769	723
Federal income tax credits	(163)	(162)
NET EARNINGS	$932	$885

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF CASH FLOWS
For Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Cash flows from operating activities:		
Net earnings for the year	$ 932	$885
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Excess distributions from consolidated subsidiaries	3,879	1,809
Noncash compensation expense	483	387
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	(90)	6
Other liabilities	(7)	95
Net cash provided by operating activities	5,197	3,182

NOTE K - CONDENSED FINANCIAL STATEMENTS OF KENTUCKY FIRST FEDERAL BANCORP (continued)

KENTUCKY FIRST FEDERAL BANCORP
STATEMENTS OF CASH FLOWS (continued)
For Years ended June 30, 2008 and 2007
(In thousands)

	2008	2007
Cash flows provided by (used in) financing activities:		
Dividends paid on common stock	(1,182)	(1,355)
Purchase of shares for benefit plans	-	-
Repurchase of treasury shares	(2,609)	(2,737)
Advances from Frankfort First Bancorp, Inc.	299	250
Net cash provided by (used in) financing activities	(3,492)	(3,842)
Net increase (decrease) in cash and cash equivalents	1,705	(660)
Cash and cash equivalents at beginning of year	1,139	1,799
Cash and cash equivalents at end of year	**$2,844**	**$1,139**

The Banks are subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Company. Generally, the Banks' payments of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE L – STOCK REPURCHASE PROGRAM

On February 13, 2008, the Board of Directors authorized the purchase of up to 150,000 shares of the Company's stock. The program is expected to be completed within one year, and the shares repurchased will be held as treasury stock. Repurchases will be effected through open market purchases or unsolicited privately negotiated transactions. The stock repurchase program will be dependent on market conditions and there is no guarantee as to the exact number of shares that the Company will repurchase.

The Board of Kentucky First Federal Bancorp would like to recognize our employees who are working hard every day to maximize the value of your investment:

First Federal Savings & Loan of Hazard

Deborah Bersaglia, *Assistant Vice President/Lending/Collection*
Phyllis Campbell, *Customer Service*
Sandy Craft, *Customer Service*
Lou Ella R. Farler, *Assistant Vice President/Data Processing*
Deloris S. Justice, *Accounting Assistant*
Velma Kelly, *Customer Service*
Kaye Craft, *Treasurer*
Brenda Lovelace, *Customer Service*
Fred Skaggs, *Vice President/Lending*
Peggy Hopper Steele, *Receptionist/Loan Processing*
Molly Ann E. Toler, *Asst. Vice President Teller Operations*
Tony Whitaker, *President*

First Federal Savings Bank of Frankfort

Wick Asbury, *Lending*
Brenda Baldwin, *Accounting*
Stan Betsworth, *Vice President/Lending*
Phyllis Bowman, *Loan Servicing*
Lisa Brinley, *Branch Manager*
Andrea Cline, *Customer Service*
Carolyn Eades, *Customer Service*
Diana Eads, *Customer Service*
Stacey Greenawalt, *Lending*
Barry Holder, *Customer Service*
Clay Hulette, *President/Treasurer*
Don D. Jennings, *Chief Executive Officer*
Teresa A. Kuhl, *Executive Vice President/ Operations/Human Resources*
Janet Lewis, *Branch Manager*
Patty Luttrell, *Loan Processing/Compliance*
Carla McMillen, *Customer Service*
Kim Moore, *Head Teller*
Carolyn Mulcahy, *Accounting*
Jeannie Murphy, *Customer Service*
David Semones, *Loan Processing*
Martha Sowders, *Customer Service*
Sandy Stover, *Receptionist*
Melissa Thompson, *Administrative Assistant*
Yvonne Thornberry, *Loan Processing/ Servicing*
Nancy Watts, *Customer Service/Insurance Processing*

Kentucky First Federal Bancorp

Board of Directors

Stephen G. Barker, *Attorney and Assistant General Counsel to the Kentucky River Properties, LLC*
Walt Ecton, *Attorney*
William D. Gorman, *Mayor of the City of Hazard*
David R. Harrod *C.P.A. and principal of Harrod and Associates, P.S.C.*
Don D. Jennings, *President, Kentucky First Federal Bancorp*
Herman D. Regan, Jr., *Retired President of Kenvirons, Inc.*
Tony Whitaker, *Chairman of Kentucky First Federal Bancorp*

First Federal Savings and Loan Association of Hazard

Board of Directors

Stephen G. Barker
Walter G. Ecton, Jr.
William D. Gorman
Tony Whitaker

First Federal Savings Bank of Frankfort

Board of Directors

Charles A. Cotton, III
C. Michael Davenport
Danny A. Garland
David R. Harrod
Don D. Jennings
William C. Jennings, *Chairman*
William M. Johnson
Frank McGrath
Herman D. Regan, Jr.

Office Locations

First Federal of Hazard
Main Office
479 Main Street
P.O. Box 1069
Hazard, KY 41702-1069

First Federal of Frankfort
Main Office
216 West Main Street
P.O. Box 535
Frankfort, KY 40602-0535

First Federal of Frankfort
East Branch
1980 Versailles Road
Frankfort, KY 40601

First Federal of Frankfort
West Branch
1220 US 127 South
Frankfort, KY 40601

Chairman and CEO
Tony Whitaker
(606) 436-3860
firstfederal@windstream.net

Investor Relations
Don Jennings
Djenni7474@aol.com

Clay Hulette
rchulette@hotmail.com

(502) 223-1638
P.O. Box 535
Frankfort, KY 40602

Independent Auditors
BKD, LLP
312 Walnut Street, Suite 3000
Cincinnati, OH 45202

Special Counsel
Kilpatrick Stockton LLP
607 14th Street, NW
Washington, DC 20005

Transfer Agent and Registrar
Illinois Stock Transfer Company
209 W Jackson Blvd, Ste 903
Chicago, IL 60606-6905
(312) 427-2953

Annual Meeting
The Annual Meeting of Shareholders will be held on November 11, 2008 at 3:30 p.m., Eastern Time, at the First Federal Center on the campus of Hazard Community and Technical College, One Community College Blvd, Hazard, KY

Shareholder Inquiries and Availability of 10-K Report: A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE FOR THE NOVEMBER 11, 2008 ANNUAL MEETING UPON WRITTEN REQUEST TO:

INVESTOR RELATIONS
KENTUCKY FIRST
FEDERAL BANCORP
P.O. BOX 535
FRANKFORT, KY 40602

END